UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K
                                CURRENT REPORT

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For August 2, 2002

                        Commercial Consolidators Corp.
               (Translation of registrant's name into English)

         39 Rivalda Road, 2nd Floor, Toronto, Ontario, Canada M9M 2M4
                  (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

           Form 20-F [x]                   Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   [ ]         No  [x]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -.]



Commercial Consolidators Corp. announces will file its First Quarter Financials on Tuesday August 6, 2002.


Copy of the News Releases and BC FORM 53-901F are attached hereto and filed as Exhibits to this filing on Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 COMMERCIAL CONSOLIDATORS CORP.
   /s/ Leonard S. Black
Leonard S.Black, President and Director
Date:   August 2, 2002






Exhibit 1
News Release
August 2, 2002


TORONTO - August 2,2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC:AMEX; CJ9:Frankfurt), will file its First Quarter Financials on Tuesday August 6, 2002, which is two business days late. The reason the financials are late is that the Company's CFO experienced a significant illness and although he has fully recovered it has caused the Company to be late with its filing requirement.

The Company has received permission from the Ontario Securities Commission to file the Company's First Quarter Financials no later than August 6, 2002 at 9:00 a.m.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware, software and solutions) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

ON BEHALF OF THE BOARD OF DIRECTORS


"Leonard S. Black"
---------------------------------------
Leonard S. Black, President and Director

The American Stock Exchange has neither approved nor disapproved the information contained herein.


Exhibit 2
News Release
August 2, 2002

COMMERCIAL CONSOLIDATORS TO RELEASE FIRST QUARTER
UNAUDITED FINANCIALS AUGUST 6, 2002

TORONTO - August 02, 2002 - COMMERCIAL CONSOLIDATORS CORP. (ZCC: AMEX), further to the Company's press release earlier today, the Company would like to add that the first quarters sales will be approximately CDN$21,000,000. Last years fourth quarter's sales were CDN$17,017,181.

The Company expects to report a net loss in the First Quarter. The Company will release its first quarter financials to the public before 9:00 a.m. on August 6, 2002.

ABOUT COMMERCIAL CONSOLIDATORS CORP.
Commercial Consolidators Corp. is a diversified distributor of business technologies (cellular phones and accessories, and computer hardware and software) and consumer electronics to the Americas (North, South and Central). The Company's head office is located in Toronto, Ontario.

For further information, please contact investor relations at 1-800-968-1727; or visit the Company's website at www.commercialconsolidator.com

ON BEHALF OF THE BOARD OF DIRECTORS


"Leonard S. Black"
-----------------------------------------------
Leonard S. Black, President


Statements about the Company's future expectations, including future revenues and earnings, and all other statements in this press release other than historical facts, are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company's actual results could differ materially from expected results.

The American Stock Exchange has neither approved nor disapproved the information contained herein.




Exhibit 3
BC FORM 53-901F
August 2, 2002

BC FORM 53-901F (Previously Form 27)
Securities Act
Material Change Report Under Section 85(1) of the Act

ITEM 1     REPORTING ISSUER

COMMERCIAL CONSOLIDATORS CORP.
39 Rivalda Road, 2nd Floor
Toronto, Ontario, Canada M9M 2M4

ITEM 2     DATE OF MATERIAL CHANGE

August 2, 2002

ITEM 3     PRESS RELEASE

Issued August 2, 2002 at Vancouver, BC

ITEM 4     SUMMARY OF MATERIAL CHANGE

Commercial Consolidators Corp. announces will file its First Quarter Financials on Tuesday August 6, 2002.

ITEM 5     FULL DESCRIPTION OF MATERIAL CHANGE

Commercial Consolidators Corp. announces will file its First Quarter Financials on Tuesday August 6, 2002, which is two business days late. The reason the financials are late is that the Company's CFO experienced a significant illness and although he has fully recovered it has caused the Company to be late with its filing requirement. The Company has received permission from the Ontario Securities Commission to file the Company's First Quarter Financials no later than August 6, 2002 at 9:00 a.m.

The Company would like to add that the first quarters sales will be approximately CDN$21,000,000. Last years fourthquarter's sales were CDN$17,017,181. The Company expects to report a net loss in the First Quarter. The Company will release its first quarter financials to the public before 9:00 a.m. on August 6, 2002.

ITEM 6     RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7     OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8     DIRECTOR/SENIOR OFFICER

Contact:     Leonard S. Black
Telephone:   (416) 512-8299

ITEM 9     STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, BC this 2nd day of August 2002.

"Leonard S. Black"
_______________________________
Leonard S. Black
President and Director